Exhibit 99.1

Notice of Extraordinary General Meeting

Sundance Energy Australia Limited

ABN 76 112 202 883

Dear Shareholder,

Notice is hereby given that the Extraordinary General Meeting of the shareholders of Sundance Energy Australia Limited (Company) will be held at the Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia on Friday 4 April 2014, at 10:00am, for the purpose of transacting the business referred to in this Notice of Extraordinary General Meeting.

The Explanatory Notes that accompany and form a part of this Notice of Extraordinary General Meeting describe the Special Business to be considered.

SPECIAL BUSINESS:

To consider, and if thought fit, to pass, with or without modification, the following resolution as an Ordinary Resolution:

1)             ORDINARY RESOLUTION 1: RATIFICATION OF PLACEMENT OF 63,738,056 SHARES

‘That, for the purposes of ASX Limited (ASX) Listing Rule 7.4 and all other purposes, shareholders approve and ratify the issue of 63,738,056 ordinary fully paid shares in the capital of the Company, to professional and sophisticated investors, all being qualified clients of member firms of the ASX or other eligible investors, at an issue price of $0.95 per share, which were issued on 6 March 2014, and on such terms and conditions as set out in the Explanatory Notes accompanying this Notice of Meeting.’

The funds will be used primarily to enable the Company to continue to accelerate development of the Company’s Eagle Ford and Mississippian/Woodford acreage, lease purchases and exploration.

The Company will disregard any votes cast on this ordinary resolution by any person who participated in the issue (a ‘Participating Party’) and any associate of a Participating Party. However, the Company will not disregard a vote if:

a)             it is cast by a Participating Party as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b)             it is cast by a Participating Party who is chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2)             ORDINARY RESOLUTION 2: CONDITIONAL PLACEMENT OF 20,472,471 SHARES

‘That, for the purposes of ASX Limited (ASX) Listing Rule 7.1 and all other purposes, shareholders approve the issue of 20,472,471 ordinary fully paid shares in the capital of the Company, to professional and sophisticated investors, all being qualified clients of member firms of the ASX or other eligible investors, under a conditional placement at an issue price of $0.95 per share, and on such terms and conditions as set out in the Explanatory Notes accompanying this Notice of Meeting.’

The funds will be used primarily to enable the Company to continue to accelerate development of the Company’s Eagle Ford and Mississippian/Woodford acreage, lease purchases and exploration.

The Company will disregard any votes cast on this ordinary resolution by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed. However, the Company will not disregard a vote if:

a)             it is cast by a Participating Party as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

b)             it is cast by a Participating Party who is chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS:

To deal with any other business that may legally be brought forward in accordance with the Constitution and the Corporations Act 2001.

EXPLANATORY NOTES:

Explanatory notes for Agenda Item 1 and Item 2 appear on the following pages.

By order of the Board

/s/ Damien Connor

Damien Connor
Company Secretary
5 March 2014

VOTING ENTITLEMENTS

The Company has determined that, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company’s shares quoted on ASX at 7:00pm on Wednesday 2 April 2014 will be taken, for the purposes of the Extraordinary General Meeting, to be held by the persons who held them at that time. Accordingly, those persons are entitled to attend and vote at the meeting.

PROXIES

A shareholder who is entitled to attend and vote at the Extraordinary General Meeting may appoint up to two proxies to attend and vote on behalf of that shareholder. A proxy form is included with this Notice of Extraordinary General Meeting. If you require an additional proxy form, please contact:

Computershare Investor Services Pty Limited

GPO Box 1903, Adelaide, SA 5001, Australia

If a shareholder appoints two proxies, the appointment of the proxies may specify the proportion or the number of that shareholder’s votes that each proxy may exercise. If the appointment does not so specify, each proxy may exercise half of the votes. Fractions of votes will be disregarded.

A proxy need not be a shareholder of the Company. Proxies given by corporate shareholders must be executed in accordance with their constitutions, or signed by a duly authorised officer or attorney.

To be effective, the Company must receive the completed proxy form and, if the form is signed by the shareholder’s attorney or authorised officer, the authority under which the proxy form is signed (or a certified copy of the authority) by no later than 10:00am (Adelaide time) on Wednesday 2 April 2014, by post or fax to:

•                  the Company’s registered office at 32 Beulah Road, Norwood, South Australia 5067

(facsimile number (08) 8132 0766); or

•                  the Company’s share registrar, Computershare Investor Services Pty Limited, as listed below.

•                  Custodian Voting — for Intermediary Online subscribers only (Custodians) please visit www.intermediaryonline.com to submit your voting intentions.

Mail:	In person:	Fax:

Sundance Energy Australia Limited	Sundance Energy Australia Limited	Sundance Energy Australia Limited
C/- Computershare Investor	C/- Computershare Investor	C/- Computershare Investor
Services Pty Limited	Services Pty Limited	Services Pty Limited
GPO Box 242	Level 5, 115 Grenfell Street	(within Australia) 1800 783 447
Melbourne VIC 3001	Adelaide SA 5001	(outside Australia) +613 9473 2555
Australia	Australia

If you require an additional proxy form, please contact Computershare Investor Services Pty Limited.

Appointment of company representative

A body corporate may elect to appoint a representative, rather than appoint a proxy, in accordance with the Corporations Act 2001. Where a body corporate appoints a representative, the Company requires written proof of the representative’s appointment to be lodged with or presented to the Company before the meeting.

Voting by proxies

A proxy may decide whether to vote on any motion, except where the proxy is required by law or the constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with the direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit. If a proxy abstains from voting and the directions on the proxy require that person to vote, the votes not exercised by the proxy will be given to the Chair to vote in accordance with the directions on the proxy form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

Please read the directions on the proxy form carefully.

Extraordinary General Meeting — Explanatory Notes

These Explanatory Notes have been prepared for the information of shareholders in connection with the Extraordinary General Meeting of shareholders to be held on:

Date:	Friday 4 April 2014
Time:	10:00am (Adelaide time)
Venue:	Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia

These Explanatory Notes should be read in conjunction with the accompanying Notice, and are a brief explanation of Agenda Item 1 and Item 2 in the Notice, and why the Company is seeking shareholder approvals.

GENERAL BACKGROUND

The Extraordinary General Meeting referred to in the accompanying Notice is being held so the Company’s shareholders can consider the resolutions set out in the Notice, in accordance with Listing Rule 7.4 and Listing Rule 7.1 of ASX Limited (ASX).

Resolution 1 seeks shareholder approval for the recent placement of 63,738,056 shares in the Company to professional and sophisticated investors.

ASX Listing Rule 7.4 states that an issue of securities made without approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purpose of ASX Listing Rule 7.1, if that issue did not otherwise breach ASX Listing Rule 7.1 and the holders of the entity’s ordinary securities subsequently approve the issue.

Resolution 2 seeks shareholder approval for the conditional placement of 20,472,471 shares in the Company to professional and sophisticated investors.

ASX Listing Rule 7.1, known as the “15% rule”, limits the capacity of a company to issue securities without the approval of its shareholders. In broad terms, ASX Listing Rule 7.1 provides that a company may not, in a 12 month period, issue securities equal to more than 15% of the total number of ordinary securities on issue at the beginning of the 12 month period unless the issue is approved by shareholders or otherwise comes within one of the exceptions set out in ASX Listing Rule 7.2.

AGENDA ITEM 1)

ORDINARY RESOLUTION 1: RATIFICATION OF PLACEMENT OF 63,738,056 SHARES

Background

The Board seeks shareholder approval of the issue of 63,738,056 shares by a placement, on the terms set out in Resolution 1 of the Notice. The shares were issued to professional and sophisticated investors, at an issue price of $0.95 per share, to raise an amount of $60,551,153.20 before costs (Placement).  The shares were issued on 6 March 2014. Those shares were issued in accordance with ASX Listing Rule 7.1, and did not require shareholder approval.

If Resolution 1 is approved by shareholders, this will provide the Company with the flexibility to make a further placement or placements to investors, without shareholder approval, if the Board considers that it is in the interests of the Company to do so.

In determining the issue price for the Placement, the Board had regard to the five (5) day volume weighted average share price for the Company, calculated as at the closing price on 20 February 2014. On this basis, the Board considered that the share issue price of $0.95 was appropriate and in the best interests of the Company, given the Company’s wish to raise funds to accelerate development of the Company’s acreage, and for general corporate purposes (see below). This share issue price represented a discount of approximately 8.7% from the five (5) day average weighted share price mentioned above.

Extraordinary General Meeting — Explanatory Notes

Sundance Energy Australia Limited

Key Information

ASX Listing Rule 7.5 requires the following information about the Placement to be given to the Company’s shareholders.

Issuee:

All of the shares were issued to qualified clients of member firms of the ASX or other investors, who were able to satisfy the ‘professional investor’ or ‘sophisticated investor’ requirements under the Act, or who for other reasons did not require a disclosure document to be prepared, in order to take up shares in the Company. Accordingly the Company was able to make this placement, without needing to prepare a prospectus or other disclosure document.

Number issued:	The number of shares allotted and issued under the Placement was 63,738,056.

Issue price:	The shares were issued at an issue price of $0.95 per share.

Terms of issue:	The securities issued were fully paid ordinary shares in the Company. The shares were issued on the same terms as the Company’s other fully paid ordinary shares.

Use of funds raised:	The funds will be used primarily to accelerate development of the Company’s Eagle Ford and Mississippian/Woodford acreage, lease purchases and exploration.

Seeking Shareholder Approval

The Board seeks subsequent shareholder approval for the recent issue of 63,738,056 shares in the Company to professional and sophisticated investors under the Placement. If shareholder approval is granted, the Company may exclude the issue of these shares to professional and sophisticated investors, when calculating whether a future issue of shares or options will fall within the 15% limit under the ASX Listing Rules. This will have the same effect as if shareholder approval had been obtained before the Company issued the shares to the professional and sophisticated investors.

Directors’ Recommendation

The Directors unanimously recommend that shareholders vote FOR Resolution 1 for the subsequent approval of the issue of shares under the Placement which have been issued by the Company, as outlined above. This will enable the Company to continue to accelerate its current development and production activities, as well as develop new opportunities.

AGENDA ITEM 2)

ORDINARY RESOLUTION 2: CONDITIONAL PLACEMENT OF 20,472,471 SHARES

Background

It is proposed that the Company will issue 20,472,471 shares by a conditional placement, on the terms set out in Resolution 2 of the Notice. The shares will be issued to professional and sophisticated investors, at an issue price of $0.95 per share, to raise an amount of $19,448,847.45 before costs (Conditional Placement).

In determining the issue price for the Conditional Placement, the Board had regard to the five (5) day volume weighted average share price for the Company, calculated as at the closing price on 20 February 2014. On this basis, the Board considered that the share issue price of $0.95 was appropriate and in the best interests of the Company, given the Company’s wish to raise funds to accelerate development of the Company’s acreage, and for general corporate purposes (see below). This share issue price represented a discount of approximately 8.7% from the five (5) day average weighted share price mentioned above.

Key Information

ASX Listing Rule 7.3 requires the following information about the Conditional Placement to be given to the Company’s shareholders.

Issuee:

All of the shares will be issued to qualified clients of member firms of the ASX or other investors, who are able to satisfy the ‘professional investor’ or ‘sophisticated investor’ requirements under the Act, or who for other reasons do not require a disclosure document to be prepared, in order to take up shares in the Company. Accordingly the Company will be able to make this placement, without needing to prepare a prospectus or other disclosure document.

Number issued:	The maximum number of shares that the Company will issue under the Conditional Placement is 20,472,471.

Date of issue:	The date by which the Company will issue the shares under the Conditional Placement is expected to be Monday 7 April 2014 but, in any event, no later than one month after the date of Meeting.

Issue price:	The shares will be issued at an issue price of $0.95 per share.

Terms of issue:	The securities to be issued will be fully paid ordinary shares in the Company. The shares will be issued on the same terms as the Company’s other fully paid ordinary shares.

Use of funds raised:	The funds will be used primarily to accelerate development of the Company’s Eagle Ford and Mississippian/Woodford acreage, lease purchases and exploration.

Seeking Shareholder Approval

The Board seeks shareholder approval of the issue of 20,472,471 shares under the Conditional Placement, on the terms set out in Resolution 2 of the Notice, to permit the Company to issue those shares without breaching the 15% limit which applies to the Company under ASX Listing Rule 7.1.

If shareholder approval is granted, the Company may exclude the issue of these shares to professional and sophisticated investors, when calculating whether a future issue of shares or options fall within the 15% limit under the ASX Listing Rules.

If shareholder approval is not granted, the shares the subject of the Conditional Placement will not be issued and the funding to be raised under the Conditional Placement will not be received by the Company. In these circumstances, the Company may consider exploring alternative sources of funding.

Directors’ Recommendation

The Directors unanimously recommend that shareholders vote FOR Resolution 2 for the approval of the issue of shares under the Conditional Placement to be issued by the Company, as outlined above. This will enable the Company to continue to accelerate its current development and production activities, as well as develop new opportunities.

GLOSSARY

“Act”	means Corporations Act 2001;

“ASX”	means ASX Limited;

“ASX Listing Rules”	means the Listing Rules of ASX;

“Board”	means the board of directors of the Company;

“Conditional Placement”	means the proposed conditional placement of 20,472,471 shares to be made by the Company, on the terms set out in Resolution 2 of the Notice;

“Company”	means Sundance Energy Australia Limited ACN 112 202 883;

“Directors”	means the directors of the Company;

“Notice”	means the notice of meeting which accompanies these Explanatory Notes;

“Placement”	means the recent placement of 63,738,056 shares made by the Company, on the terms set out in Resolution 1 of the Notice;

“shares”	means fully paid ordinary shares in the Company, where the context permits; and

“shareholder”	means a shareholder of the Company.

Sundance Energy Australia Limited
ABN 76 112 202 883

32 Beulah Road
Norwood SA 5067 Australia

Telephone +61 (0)8 8363 0388
Facsimile +61 (0)8 8132 0766
www.sundanceenergy.com.au

 Lodge your vote: By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 556 161 (outside Australia) +61 3 9415 4000 Proxy Form For your vote to be effective it must be received by 10:00am (Adelaide time) Wednesday 2 April 2014 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. www.investorcentre.com Signing Instructions Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, “Downloadable Forms”. Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. Turn over to complete the form View your securityholder information, 24 hours a day, 7 days a week: Review your securityholding Update your securityholding Your secure access information is: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. Samples/000001/000001/i

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Sundance Energy Australia Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Sundance Energy Australia Limited to be held at the Minter Ellison Boardroom, Level 10, 25 Grenfell Street, Adelaide, South Australia on Friday 4 April 2014, at 10:00am (Adelaide time) and at any adjournment or postponement of that Meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1	Ratification of placement of 63,738,056 shares	☐	☐	☐
2	Conditional placement of 20,472,471 shares	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date / /

SEA 040414A Computershare +